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                                            February 4, 1999

Mr. Denis J. Nayden
Chief Executive Officer and President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927

Dear Denis:

     We understand that General Electric Capital Corporation ("GE Capital") has raised and expects to continue to raise equity capital needed in its business through the issuance from time to time of one or more series of its shares of Variable Cumulative Preferred Stock, par value $100 per share.

      We further understand that the right of GE Capital, under the terms of such preferred stock, to retire the same by redemption may raise concerns with regard to the maintenance by GE Capital of an adequate equity level, particularly in circumstances where the debt-to-equity ratio of GE Capital would after such a redemption exceed 8 to 1, excluding from equity all net unrealized gains and losses on investment securities.

      In order to alleviate possible concerns stemming from GE Capital's right to redeem such preferred stock, General
Electric Company agrees as follows:

                If upon giving effect to any redemption
          of GE Capital's Variable Cumulative Preferred
          Stock  the  ratio  of debt to  equity  of  GE
          Capital  is  greater than  8  to  1,  General
          Electric Company will replace such redeemed preferred stock with another form of equity to the extent necessary to reduce the GE
          Capital debt-to-equity ratio to 8 to 1.

       This  letter  supplements  my  letter  to  you  dated
September 26, 1996 with respect to 23,000 shares of Variable
Cumulative Preferred Stock.

                              Very truly yours,

                              GENERAL ELECTRIC COMPANY

                              /s/ Dennis D. Dammerman
                              Dennis D. Dammerman